

September 23, 2013

<u>Via E-mail</u>
Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re:** **Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-32696**

Dear Mr. Montero:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief